Exhibit 1

Joint Filing Agreement

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with the other parties hereto on behalf of each of them a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.05 per share, of nStor Technologies, Inc., a Delaware corporation, and that this agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

In witness whereof, the undersigned hereby execute this agreement as of the 5th day of August, 2005.

Xyratex Ltd

By:	/s/ Steve Barber
Name:	Steve Barber
Title:	Chief Executive Officer

Normandy Acquisition Corporation

By:	/s/ Steve Barber
Name:	Steve Barber
Title:	President and Chief Executive Officer